September 26, 2024

Glenn Luinenburg
Partner, Wilmer Cutler Pickering Hale & Dorr LLP
ARC Document Solutions, Inc.
2600 El Camino Real
Suite 400
Palo Alto, CA 94306

       Re: ARC Document Solutions, Inc.
           Schedule 13E-3 filed by ARC Document Solutions, Inc. et al. Filed September 11, 2024
           File No. 005-81438
           _
           Preliminary Proxy Statement
           Filed September 11, 2024
           File No. 001-32407
Dear Glenn Luinenburg:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement
General

1. Please provide the disclosure required under Item 1015 of Regulation M-A with respect to
       AlixPartners.
Summary Term Sheet, page 1

2. Please revise the Summary Term Sheet and Q&A sections to shorten them significantly and to avoid duplication. Also, relocate the "Defined Terms" section currently appearing in front of the Special Factors to after it. Refer to Rule 13e-3(e)(1). September 26, 2024
Page 2

Purpose and Reasons of ARC for the Merger, page 35

3. We note that the fairness determination disclosure is made with respect to the company's shareholders "(other than the Rollover Stockholders)" instead of with respect to unaffiliated security holders. In this respect, we note that your officers and directors are affiliates. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to security holders who are not affiliates of ARC Document Solutions. See
Item 1014(a) of
       Regulation M-A.
4. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of
       Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to ensure, if true, that the special committee adopted the William Blair analysis and opinion and that the board of directors adopted the special committee's analysis and conclusion.
5. Please revise this section to describe how the special committee and board of directors reached their fairness determinations based on the William Blair opinion, given that such opinion addressed fairness to a subset of shareholders that included your officers and directors, while the special committee and board of directors are required to make a fairness determination with respect to unaffiliates security holders. Opinion of the Special Committee's Financial Advisor, page 42

6. Please revise to disclose the data underlying the results in the Selected Public
       Companies Analysis and the Selected Precedent Transactions Analysis.
7. Please provide the disclosure required under Item 1015(b)(4) of Regulation M-A with respect to William Blair.
Purpose and Reasons of the Purchaser Filing Parties for the Merger, page 54

8. Please remove the language here and throughout your proxy statement stating that the
       Purchaser Filing Parties "may be deemed to be affiliates of ARC..." as you have determined to file a Schedule 13E-3.
Certain Unaudited Prospective Financial Information, page 59

9. Please include the full projections instead of their summaries. Cautionary Statement Concerning Forward-Looking Information, page 101

10. Please delete reference to the Private Securities Litigation Reform Act of 1995, as the safe harbor provisions of the Act are not available to statements made in connection with a going private transaction.
 September 26, 2024
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions